Wayne Rehberger
Senior Vice President & Chief Financial Officer

February 22, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: W. John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Re:    Engility Holdings, Inc. (“Engility,” the “Company,” “our” or “we”)
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 4, 2015
Form 10-K/A for the Fiscal Year Ended December 31, 2014
Filed November 6, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 12, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 6, 2015
Form 8-K Filed January 21, 2016
File No. 1-35487

Dear Mr. Cash:

We hereby submit the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated February 5, 2016 in connection with the Staff’s review of (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 10-K”); (ii) the Company’s Form 10-K/A for the fiscal year ended December 31, 2014 (the “2014 10-K/A”); (iii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015; (iv) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015; and (v) the Company’s Current Report on Form 8-K filed January 21, 2016. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2014

1.
We note your response to prior comment 3. Please revise future filings to more fully explain how you evaluate intangible assets for impairment and how you determine and evaluate the reasonableness of their useful lives.

Response: The Company acknowledges the Staff’s comment and will include all requested information in its 2015 Form 10-K and future filings.

In response to the Staff’s comment, the Company will provide the following disclosure in Part II, Item 8. Financial Statements and Supplementary Data, as well as under the heading “Critical Accounting Policies” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, in its 2015 10-K, as follows (underlined portions are additions to existing disclosures):

As part of the accounting for our business acquisitions, identifiable intangible assets are recognized as assets if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged. We do not recognize any intangible assets apart from goodwill for the assembled workforces of our business acquisitions.
Identifiable intangible assets include customer contractual relationships, contractual backlog and technology. The initial measurement of these intangible assets is based on their fair values. The most significant identifiable intangible asset that is separately recognized for our business acquisitions is customer contractual relationships. All of our customer relationships are established through written customer contracts (revenue arrangements). The fair value for customer contractual relationships is determined, as of the date of acquisition, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows (including cash flows for working capital) arising from the follow-on revenue on contract (revenue arrangement) renewals expected from the customer contractual relationships over their estimated lives, including the probability of expected future contract renewals and revenue, less a contributory assets charge, all of which is discounted to present value.
Identifiable intangible assets are: (1) tested for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable and (2) amortized over their estimated useful lives as the economic benefits are consumed, ranging from 1 to 20 years. We perform our review of identifiable intangible assets for impairment on a quarterly basis at the asset group level and the review is based on our projection of the undiscounted future operating cash flows of the related asset group. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amount, we recognize a non-cash impairment charge to reduce the carrying amount to fair value. No impairment charges related to identifiable intangible assets were recorded in the three years ending December 31, 2015.
To evaluate the reasonableness of the useful lives of the identifiable intangible assets on a quarterly basis, the Company considers whether there have been any significant changes to the nature of the customer contractual relationships, including customers served by Engility, contract types and nature of work performed, subsequent to the date the intangibles were acquired.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Note 1. Basis of Presentation - Change in Accounting Principle for Revenue Recognition, page 5

2.
We note your responses to prior comments 4 and 5. Please more fully explain to us how you and your independent registered public accounting firm determined your accounting change related to revenue recognition was not material. Please tell us the percentage of revenue impacted by the change and more fully explain to us the specific differences between your prior and current accounting and your basis for determining your current accounting is preferable.

Response: The Company and its independent registered public accounting firm determined the impact of the change in our accounting policy related to revenue recognition was not material to the current year or any prior period as it was a decrease in revenue of approximately $1.8 million, which was 0.1% of revenue for the year ended December 31, 2014 and 0.4% of revenue for the quarter ended March 31, 2015. The primary differences between our prior accounting under ASC 605-10-S99 (SAB Topic 13) and our current accounting under ASC 605-35 are with regard to the timing of recognition of award and incentive fees and contracts for which a loss is anticipated. Under ASC 605-35 we include award and incentive fees in estimated revenues when the amounts can be reasonably determined and estimated, with revenues being recognized as costs are incurred, whereas under ASC 605-10-S99 we recognized award and incentive fees are when awarded by the customer. Under ASC 605-35 we recognize the entire estimated loss on a contract in the period it is identified, whereas under ASC 605-10-S99 we recognized losses as they were incurred. In 2013 we had no loss contracts and in 2014 we had one loss contract.

To further expand on our response to comments received from the Staff on December 23, 2015, the Company determined the current accounting under ASC 605-35 to be preferable as it (i) better reflects the economics of our long-term arrangements because it results in a more consistent recognition of profit and revenue on a contract consistent with the negotiated terms of the arrangement between the Company and the customer, (ii) is better aligned with the way we manage contracts and projects internally, (iii) is more in line with the predominant accounting policy used among the Company’s peers and across the industry, including the largest Aerospace and Defense companies, and (iv) there was no change in our accounting for program costs (i.e., there is no deferral or capitalization of costs under either method).

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

5. Goodwill and Identifiable Intangible Assets, page 11

3.
Based on your response to prior comment 7, we note you have seven reporting units. Please explain to us and revise future filings to disclose the specific methodology you used to allocate goodwill to each reporting unit. Please also explain to us and revise future filings to clarify if you aggregate any reporting units when you evaluate goodwill for impairment.

Response: The Company acknowledges the Staff’s comment and will include all requested information in its 2015 Form 10-K and future filings. Upon our realignment according to customer accounts that occurred on January 1, 2015, the Company allocated the goodwill to each of the seven reporting units using a relative fair value allocation approach. Upon our acquisition of TASC in February 2015, the Company allocated the goodwill to each of our seven reporting units using a relative fair value allocation approach. For both allocations relative fair value was determined based on each reporting unit’s expected contribution to the Company’s 2015 projected earnings before interest and taxes (EBIT). The Company does not aggregate any reporting units when evaluating goodwill for impairment and will revise future filings to disclose this.

12. Income Taxes, page 19

4.
We note your response to prior comment 8. Please revise future filings to quantify the amount of future taxable income you will be required to generate to fully realize your deferred tax assets and quantify and disclose, by meaningful time periods, when NOLs expire.

Response: The Company acknowledges the Staff’s comment and will include all requested information in its 2015 Form 10-K and future filings. In response to the Staff’s comment, the Company will provide the following disclosure in Part II, Item 8. Financial Statements and Supplementary Data:

The Company has available at December 31, 2015, unused operating loss carry forwards of [$X] million federal and [$X] million state that may be applied against taxable income as shown below and that expire in the years indicated:

Year of Expiration	Federal	State
2029-2031	$—	$—
2032-2034	—	—
2035	—	—
	$—	$—

In response to the Staff’s comment, the Company will provide the following disclosure under the heading “Critical Accounting Policies” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (underlined portions are additional to existing disclosures):

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We record valuation allowances to reduce net deferred tax assets to the amount considered more likely than not to be realized. Changes in estimates of future taxable income can materially change the amount of such valuation allowances. We also recognize liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon ultimate settlement with a taxing authority. If a tax position does not meet the “more-likely-than-not” recognition threshold, despite our belief that our filing position is supportable, the benefit of that tax position is not recognized. At December 31, 2015, we had a long-term net deferred tax asset of [$X] million. Deferred income taxes are determined separately for each of our tax-paying entities in each tax jurisdiction.

In assessing the need for a valuation allowance, we considered all available positive and negative evidence, including the future reversal of existing temporary timing differences (deferred tax liabilities), taxable income in carryback years, the feasibility of tax planning strategies and estimated future taxable income. Positive evidence considered in connection with evaluating whether a valuation allowance should be recorded includes the historic ability to utilize deferred tax assets before they expire, as well as detailed forecasts projecting the complete realization of all federal deferred tax assets before expiration. In order to realize the deferred tax assets, the Company needs to generate approximately [$X] million of future taxable income. The Company believes this level of pre-tax income will be achievable. If management determines that a deferred tax asset is not “more likely than not” to be realized, a valuation allowance will be recorded through the income tax provision to reduce the deferred tax asset to an appropriate level in that period.

On the basis of this evaluation, as of December 31, 2015, management has determined it is more likely than not a portion of state deferred tax assets, charitable donations, and foreign tax credits will not be realized and has recorded a valuation allowance against them. A change in the ability of our operations to continue to generate future taxable income could affect our ability to realize the future tax deductions underlying our deferred tax assets, and require us to provide a valuation allowance against our deferred tax assets. The recognition of a valuation allowance would result in a reduction to net income and, if significant, could have a material impact on our effective tax rate, results of operations and financial position in any given period.

Form 8-K filed on January 21, 2016

5.
We note the guidance you provided for 2015 and 2016. We also note you now anticipate recording a goodwill impairment charge of approximately $125-$250 million in the fourth quarter of 2015 as a result of declines in your legacy business. In future filings, please ensure your disclosures related to goodwill continue to quantify and discuss the most significant assumptions underlying your impairment analysis and the potential impact of changes in those assumptions. Since it appears that after the anticipated impairment charge, the remaining goodwill related to your legacy business will continue to be significant, please specifically discuss your assessment of goodwill related to recent acquisitions and goodwill related to your legacy business. In addition, please ensure future filings disclose and discuss how you consider your market capitalization in your evaluation of goodwill.

Response: The Company acknowledges the Staff’s comment and will continue to include disclosures to quantify and discuss the most significant assumptions underlying our goodwill impairment analysis, the potential impact of changes in those assumptions and how we consider market capitalization in our evaluation of goodwill in our 2015 Form 10-K and future filings.

As described in our response to comment 3, our seven reporting units are based on our operating structure which was realigned according to customer accounts effective January 1, 2015. Goodwill was allocated to the reporting units on a relative fair value basis. TASC was acquired during 2015 and integrated into the seven reporting units. As a result, a reporting unit may include contracts originating from our legacy business, and from our acquisitions of DRC and TASC as well as contracts obtained subsequent to the realignment of our reporting units and integration of TASC. Accordingly, our assessment of goodwill is performed for each reporting unit and goodwill is not separately identifiable for our legacy business and acquisitions.

In response to the Staff’s comment, the Company will provide the following disclosure in Part II, Item 8. Financial Statements and Supplementary Data:

We evaluate the reasonableness of the fair value calculations of our reporting units by comparing the total of the fair values of all of our reporting units to our total market capitalization, taking into consideration an appropriate control premium.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (202) 345-2829.

Sincerely,

/s/ Wayne M. Rehberger
Wayne M. Rehberger
Chief Financial Officer

cc:    Thomas O. Miiller, Esq., Engility Holdings, Inc.
Jonathan Brooks, Esq., Engility Holdings, Inc.
Richard B. Harkey, Engility Holdings, Inc.
Scott Thompson, PricewaterhouseCoopers LLP
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC
Jay H. Knight, Esq., Bass, Berry & Sims PLC